

September 30, 2014

<u>Via Email</u>
Laura A. Marriott
Chief Executive Officer
NeoMedia Technologies, Inc.
100 West Arapahoe Avenue, Suite 9
Boulder, CO 80302

> **Re:** **NeoMedia Technologies, Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2014**
> **Filed April 30, 2014**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 17, 2014**
> **File No. 000-21743**

Dear Ms. Marriott:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen G. Krikorian

Stephen G. Krikorian
Accounting Branch Chief